

SECU · · · · · · · · · ISSION

15027555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
SEP 3 0 2015
WASHINGTON ASSOCIATION

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SEC FILE NUMBER
8- 65264

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   08/01/2014   AND ENDING   07/31/2015
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

757 Third Avenue, 9th Floor

(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Ferro   (212) 542-9574
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
        Demetrius Berkower, LLC

(Name – *if individual, state last, first, middle name*)

517 Route One   Iselin   NJ   08830
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __John J. Ferro__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Grant Thornton Corporate Finance, LLC__ , as of __July 31__ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEZELLE A. TRELLIS
Notary Public, State of New York
No. 01TR6222706
Qualified in Queens County
Commission Expires June 1, 20__/__

_____
Notary Public

_____
Signature

Principal _____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✔ (o) Exemption Report Pursuant to Exchange Act Rule 17a-5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEAR ENDED JULY 31, 2015

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS



DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have audited the accompanying statement of financial condition of **Grant Thornton Corporate Finance, LLC** as of July 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of **Grant Thornton Corporate Finance, LLC's** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grant Thornton Corporate Finance, LLC** as of July 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information presented by **Grant Thornton Corporate Finance, LLC** as supplemental information pursuant to Securities and Exchange Commission Rule 17a-5(d)(2)(ii) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of **Grant Thornton Corporate Finance, LLC's** financial statements. The Supplemental Information is the responsibility of **Grant Thornton Corporate Finance, LLC's** management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
September 28, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732
www.demetriusberkower.com



A PCAOB REGISTERED FIRM
New Jersey • California



GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2015

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	10,991
Prepaid expenses		192
TOTAL ASSETS	$	11,183

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accrued expenses	$	550
TOTAL LIABILITIES		550
MEMBER'S EQUITY		10,633
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,183

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2015

REVENUES:

Fee income	$	1,170,000

EXPENSES:

Selling, general and administrative expenses	25,003
Payment to other broker dealer	440,000
Total Expenses	465,003

NET INCOME	$	704,997

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JULY 31, 2015

BALANCE AT AUGUST 1, 2014	$	35,636
Net income		704,997
Distributions to member		(730,000)
BALANCE AT JULY 31, 2015	$	10,633

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	704,997
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		30
Accrued expenses		550
Total changes in assets and liabilities		580
Net cash provided by operating activities		705,577

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash provided by investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to member	(730,000)
Net cash used by financing activities	(730,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(24,423)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		35,414
CASH AND CASH EQUIVALENTS, END OF YEAR	$	10,991

See Notes to Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations – Grant Thornton Corporate Finance, LLC (the "Company") was organized on November 30, 2001 and commenced active operations on September 13, 2002. The Company is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Grant Thornton LLP. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses and providing strategic options advice, primarily in the United States.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Revenue Recognition – Revenue is recognized when evidence of an agreement exists, services have been rendered and collection is reasonably assured.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2015, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years. Currently, no audits for any tax periods are in progress.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2014

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and short-term investments with high credit quality financial institutions. However, a portion of temporary cash investments may exceed insured limits from time to time. The Company is not aware of any concentrations of credit risk as of July 31, 2015

Subsequent Events - The date to which events occurring after July 31, 2015 have been evaluated for possible adjustment to or disclosure in the financial statements is the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2015, the Company had net capital of $10,441, which was in excess of its requirement of $5,000 by $5,441 and a ratio of aggregate indebtedness to net capital of 0.053 to 1.

Note 3 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the day-to-day operation of the Company including legal fees, payroll, insurance, advertising, employee benefits and travel and entertainment.

Distributions to Member - During the year ended July 31, 2015, the Company distributed $730,000 to its sole member, Grant Thornton LLP.

Note 4 - Major Customers

For the year ended July 31, 2015, fee income from two customers amounted to $1,170,000.

SUPPLEMENTAL INFORMATION

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Member's equity at July 31, 2015		$	10,633
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits		-
	Total capital and allowable subordinated liabilities		10,633
Deductions and/or charges:			
A.	Non allowable assets		192
Haircuts on securities:			
C.	Trading and investment securities		-
	Net capital	$	10,441

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	550
Total aggregate indebtedness	$	550

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $550)	$	37
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	5,441
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	4,441
6.	Percentage of aggregate indebtedness to net capital		5.27%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2015

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	10,441
Net audit adjustments		-
Net capital	$	10,441

There are no material differences between the computation of net capital presented in this annual report and the computation of net capital in the Company's unaudited Form X-17A-5, Part II Focus report as of July 31, 2015.

See Report of Independent Registered Public Accounting Firm

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULES II and III – STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not handle cash or securities on behalf of customers. The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule and therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets. As of and for the year ended July 31, 2015, the Company was in compliance with the conditions of the exemption.

See Report of Independent Registered Public Accounting Firm



DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act Rule 17a-5(d)(4), in which (1) **Grant Thornton Corporate Finance, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Grant Thornton Corporate Finance, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "Exemption Provisions") and (2) **Grant Thornton Corporate Finance, LLC** stated that **Grant Thornton Corporate Finance, LLC** met the identified Exemption Provisions throughout the most recent fiscal year without exception. **Grant Thornton Corporate Finance, LLC's** management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Grant Thornton Corporate Finance, LLC's** compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
September 28, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM
New Jersey • California



Exemption Report Pursuant to
Exchange Act Rule 17a-5(d)(4)

To the best knowledge and belief of Grant Thornton Corporate Finance, LLC, ("Registrant") (File No. 8-65264, CRD No. 120129), by its undersigned principal, states that Registrant met the exemption provisions identified in Exchange Act Rule 15c3-3(k)(2)(i) throughout Registrant's most recent fiscal year, without exception.

September 25, 2015

Grant Thornton Corporate Finance, LLC

By:_____
John J. Ferro
Principal

GRANT THORNTON CORPORATE FINANCE, LLC

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGREED-UPON PROCEDURES REPORT ON SCHEDULE
OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)**

YEAR ENDED JULY 31, 2015





DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AGREED-UPON PROCEDURES REPORT ON SCHEDULE
OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)**

To the Sole Member
Grant Thornton Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Securities Investor Protection Corporation Form SIPC-7 ("Form SIPC-7") and provided a summary of payments on the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from August 1, 2014 to July 31, 2015, which were agreed to by **Grant Thornton Corporate Finance, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating **Grant Thornton Corporate Finance, LLC's** compliance with the applicable instructions of the Form SIPC-7. **Grant Thornton Corporate Finance LLC's** management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copy of check, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the period from August 1, 2014 to July 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
September 28, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM
New Jersey • California



GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

Year Ended July 31, 2015

	Date Paid or Filed	Payment Made	Annual Assessments Per Report
SIPC-6 general assessment for the period from August 1, 2014 to January 31, 2015	June 24, 2015	$ -	$ -
SIPC-7 general assessment for the period from August 1, 2014 to July 31, 2015	September 11, 2015	1,825	1,825
		$ 1,825	$ 1,825

Name of collection agent: Financial Industry Regulatory Authority

See accompanying Independent Registered Public Accounting Firm Agreed Upon
Procedures Report on Schedule of Assessments and Payments (Form SIPC-7).

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